

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2014

<u>Via E-mail</u>
Joanne Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

  Re: Tucows Inc.
    Amendment No. 1 to Schedule TO-I
    Filed December 23, 2014
    File No. 005-49487

Dear Ms. Soslow:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Letter of Transmittal</u>

1. We note your response to prior comment 4 and the revised Letter of Transmittal filed on December 23, 2014. Please disclose how you will treat tenders that may be made using the Letter of Transmittal filed on December 8, 2014, if the price at which a shareholder chooses to tender is not within a $0.25 increment.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Please contact me at (202) 551-3252 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions